UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 23, 2025

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ASML Holding N.V.

File No. 000-25566 – CTR-31938

ASML Holding N.V. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the exhibits to a Form 20-F filed on February 3, 2005.

Based on representations by ASML Holding N.V. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 4.10	through December 31, 2034
Exhibit 4.11	through December 31, 2034

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dana M. Hartz
Chief, Knowledge Management Office